IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

02024995

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

00001021913
(Registrant CIK Number)

Form 8-K for March 21, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-73712
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on March 21, 2002.

CWABS, INC.

By: ______________________
Name: Josh Adler
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS Master Trust (for the Series 2002-B Subtrust)
Revolving Home Equity Loan Asset Backed Notes, Series 2002-B

Preliminary Term Sheet — *Prepared: March 4, 2002*

$[525,000,000] (Approximate)

CWABS Master Trust
(for the Series 2002-B Subtrust)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2002-B

Class Size	Approximate Amount [1]	Coupon[2]	Day Count	WAL (Yrs.) Call / Mat.[3]	Payment Window Call/Mat (Mos.)[3]	Last Scheduled Distribution	Expected Rating (S&P/Moody's)
A	$[525,000,000]	1M LIBOR + 0.25%	Actual/360	3.36 / 3.54	1-88 / 1-161	April 2028	AAA/Aaa
Total	**$[525,000,000]**						

(1) This amount represents a partial offering of the Class A Notes, the aggregate balance of which is expected to be $1,717,300,000.
(2) Subject to (a) a fixed cap of 16.00% and (b) the net WAC. Additionally, the coupon for the initial interest accrual period only shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).
(3) Calculated based on an assumed CPR and Draw Rate equal to 37% and 20%, respectively. Actual rates may vary.

Transaction Participants

Underwriters: Countrywide Securities Corporation (Lead Manager), J.P. Morgan Securities Inc. (Co-Manager), and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Credit Industries Inc.).

Note Insurer: Financial Guaranty Insurance Company ("FGIC").

Indenture Trustee: Bank One, National Association.

Owner Trustee: Wilmington Trust Company.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the Issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Relevant Dates

Expected Pricing Date:	March [4], 2002.
Expected Closing Date:	March [4], 2002.
Expected Settlement Date:	March [29], 2002.
Statistical Pool Calculation Date:	January 24, 2002.
Cut-off Date:	February [22], 2002
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through April 14, 2002.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing April 2002.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of March 2002.

The Mortgage Loans

Description of Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the mortgage loans was approximately $1,687,247,250 (the "Mortgage Loans").

The information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables which follow, reflects the Mortgage Loan characteristics as of Statistical Pool Calculation Date, and is based on the number and the principal balances of such Mortgage Loans as of such date.

HELOC Amortization:	The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a ten (10) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in monthly installments equal to 1/120 of the outstanding principal balance as of the end of the Draw Period.
Cut-off Date Balance of the Mortgage Loans:	The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Notes will be issued by CWABS Master Trust (for the Series 2002-B Subtrust) (the "Trust"). As of the Closing Date, the balance of the Notes will be $1,717,300,00, which amount represents approximately [101.75]% of the Cut-off Date Balance of the final pool of Mortgage Loans.

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Transferor Interest: On the Closing Date, the original transferor interest (the "Transferor Interest") is expected to be equal to the product of (a) the original face amount of the Notes, and (b) -1.75%. The Transferor Interest is not being offered hereby.

Note Rate: Except as noted below, the Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.25%, (b) the net WAC on the Mortgage Loans, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Expense Fee: The "Expense Fee" shall be an amount equal to the sum of (i) the servicing fee, (ii) the note insurer premium, and (iii) commencing with the Payment Date in April 2002, the Note Insurer Carve-out. The "Note Insurer Carve-out" for any given Payment Date shall be an amount equal to the product of (i) 0.50% and (ii) the Note Principal Balance as of the close of business on the immediately preceding Payment Date.

Basis Risk Carryforward: On any Payment Date for which the note rate for the Notes has been determined based on the net WAC, the excess of: (a) the amount of interest that would have accrued on the Notes during the related Interest Accrual Period but for application of the net WAC, over (b) the amount of interest which actually accrued on the Notes during such period, will be paid on subsequent Payment Dates together with accrued interest thereon, to the extent funds are available therefor as set forth in "Distributions of Interest" below.

Distributions of Interest: Investor interest collections are to be applied in the following order of priority:

1. Note insurance policy premium of FGIC;
2. Accrued monthly interest at the note rate, as calculated above, together with any overdue accrued monthly interest from prior periods;
3. Investor Loss Amounts (as described below) for such Payment Date;
4. Investor Loss Amounts (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. Reimbursement to FGIC for prior draws on its insurance policy (with interest thereon);
6. Paydown of the Notes to create and maintain the required level of overcollateralization;
7. Payment of any other amounts owed to FGIC;
8. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
9. Basis Risk Carryforward; and
10. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal are to be applied to the Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of the Notes for each Payment Date will equal, to the extent funds are available therefor, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below), and (ii) principal collections relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections for the related Payment Date less the sum of additional balances created from new draws on the Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in March 2007.

   The "Investor Fixed Allocation Percentage" shall be (A) until the date on which the Transferor Interest first equals the Required Transferor Subordinated Amount (as defined below), the greater of (i) 99.25% and (ii) 100% minus the percentage obtained by dividing the (a) amount of the Transferor Interest at the beginning of the related Collection Period, but not less than zero, by the (b) loan pool balance at the beginning of the Collection Period, and (B) 99.25% thereafter.

2. After the Managed Amortization Period, the amount of principal payable to the holders of the Notes will be equal to the Maximum Principal Payment.

Optional Termination: The Master Servicer may repurchase the collateral and, as a result, cause the Notes to be called at par plus accrued interest, on any Payment Date on or after which the aggregate remaining balance of the Notes is reduced to an amount less than or equal to 10% of the aggregate original principal balance of the Notes, subject to any restrictions set forth in the transaction documents.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. The related investor interest collections minus the sum of (a) the interest paid to the Notes, (b) the servicing fee retained by the Master Servicer, and (c) the premium paid to FGIC.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Transferor Interest will be available to provide limited protection against Investor Loss Amounts (as defined below) up to the Available Transferor Subordinated Amount. The "Available Transferor Subordinated Amount" is, for any Payment Date, the lesser of the Transferor Principal Balance and the Required Transferor Subordinated Amount. The "Transferor Principal Balance" is, for any date of determination, (a) the loan pool balance at the close of the prior day, minus (b) the Note Principal Balance reduced by the aggregate of amounts actually distributed as principal on the Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted by the applicable transaction documents, the "Required Transferor Subordinated Amount" will be, in the aggregate, 0.75% of the Cut-off Date Balance of the Mortgage Loans. As indicated above, the initial Transferor Interest will equal the product of (a) the original face amount of the Notes, and (b) -1.75%.

3. Surety Wrap. FGIC will issue a note insurance policy which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date. The "Investor Floating Allocation Percentage," for any Payment Date shall be the lesser of 100% and a fraction, the numerator of which is the Note Principal Balance and the denominator of which is the loan pool principal balance at the beginning of the related Collection Period.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Alhough a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CWABS Master Trust (for the Series 2002-B Subtrust), Class A

Price-DM Sensitivity Report

Settlement:	3/4/2002
Class Balance:	$[1,717,300,000]
Next Payment Date:	April 15, 2002
Accrued Interest Days:	0
Draw Rate:	20%
Call:	NO

	27% CPR	32% CPR	37% CPR	42% CPR	47% CPR	52% CPR
DM @ 100-00	0.25000	0.25000	0.25000	0.25000	0.25000	0.25000
WAL (yr)	5.83	4.49	3.54	2.85	2.34	1.94
MDUR (yr)	5.30	4.14	3.30	2.68	2.21	1.85
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	2/20	9/17	8/15	11/13	5/12	1/11

CWABS Master Trust (for the Series 2002-B Subtrust), Class A

Price-DM Sensitivity Report

Settlement:	3/4/2002
Class Balance:	$[1,717,300,000]
Next Payment Date:	April 15, 2002
Accrued Interest Days:	0
Draw Rate:	20%
Call:	YES

	27% CPR	32% CPR	37% CPR	42% CPR	47% CPR	52% CPR
DM @ 100-00	0.25000	0.25000	0.25000	0.25000	0.25000	0.25000
WAL (yr)	5.61	4.29	3.36	2.70	2.21	1.81
MDUR (yr)	5.14	3.98	3.15	2.55	2.10	1.74
First Prin Pay	4/02	4/02	4/02	4/02	4/02	4/02
Last Prin Pay	10/12	12/10	7/09	6/08	8/07	9/06

Available Rate Schedule(1)

Period	Available Rate%(2)	Available Rate%(3)	Period	Available Rate%(2)	Available Rate%(3)	Period	Available Rate%(2)	Available Rate%(3)
1	2.888	2.888	31	5.529	15.666	61	5.366	15.202
2	4.045	4.045	32	5.352	15.165	62	5.548	15.719
3	3.927	3.976	33	5.532	15.675	63	5.373	15.222
4	5.864	15.668	34	5.356	15.173	64	5.556	15.741
5	5.692	15.204	35	5.357	15.178	65	5.381	15.244
6	5.709	15.241	36	5.933	16.809	66	5.385	15.256
7	5.917	15.788	37	5.360	15.184	67	5.569	15.777
8	5.745	15.324	38	5.538	15.690	68	5.394	15.281
9	5.955	15.878	39	5.360	15.184	69	5.579	15.803
10	5.783	15.414	40	5.538	15.690	70	5.404	15.307
11	5.802	15.458	41	5.360	15.184	71	5.409	15.322
12	6.439	17.166	42	5.360	15.184	72	5.787	16.394
13	5.329	15.081	43	5.538	15.690	73	5.420	15.352
14	5.507	15.605	44	5.360	15.184	74	5.606	15.880
15	5.331	15.105	45	5.538	15.690	75	5.431	15.384
16	5.510	15.611	46	5.360	15.184	76	5.619	15.915
17	5.333	15.111	47	5.360	15.184	77	5.444	15.420
18	5.334	15.114	48	5.934	16.811	78	5.451	15.439
19	5.513	15.621	49	5.360	15.184	79	5.640	15.974
20	5.336	15.120	50	5.538	15.690	80	5.465	15.479
21	5.516	15.628	51	5.360	15.184	81	5.656	16.017
22	5.339	15.127	52	5.538	15.690	82	5.481	15.523
23	5.340	15.130	53	5.360	15.184	83	5.489	15.546
24	5.710	16.178	54	5.360	15.184	84	6.087	17.238
25	5.343	15.137	55	5.538	15.690	85	5.507	15.595
26	5.522	15.646	56	5.360	15.184	86	5.701	16.142
27	5.345	15.145	57	5.538	15.690	87	5.527	15.649
28	5.525	15.654	58	5.361	15.188	88	5.721	16.200
29	5.348	15.153	59	5.363	15.193	89	5.548	15.708
30	5.350	15.157	60	5.939	16.826	90	5.559	15.739

(1) Gross weighted average coupon on collateral less (i) servicing fee rate, (ii) loan insurer premium and (iii) bond insurer premium, adjusted to an actual/360 basis.

(2) Assumes that the Prime Rate remains constant at 4.7500% and the collateral is run at the Pricing Prepayment Speed to call.

(3) Assumes that the Prime Rate instantaneously increases by 1000 basis points and the collateral is run at the Pricing Prepayment Speed to call.

Summary of Mortgage Loans in Statistical Pool
(As of Statistical Pool Calculation Date)

		Range		
Aggregate Principal Balance	$1,686,038,487			
Aggregate Credit Limit	$2,452,069,001			
WA Coupon (Gross)	4.808%	3.000%	to	12.375%
WA Margin (Gross)	1.892%	-1.750%	to	7.625%
WA Maximum Rate	17.921%	16.000%	to	24.000%
Average Principal Balance	$25,868	$0	to	$1,050,000
Average Credit Limit	$37,621	$4,600	to	$1,050,000
WA Remaining Term to Scheduled Maturity (months)	297	114	to	302
WA Combined Loan-to-Value Ratio	84.15%	6.83%	to	100.00%
Average Credit Utilization Rate	68.76%	0.00%	to	100.00%
Origination Period		04/06/01	to	01/24/02
Percentage of Pool Secured by: 1st Liens	2.87%			
Percentage of Pool Secured by: 2nd Liens	97.13%			
WA Months to First Roll	3.16			
WA FICO	718			
WA Second Mortgage Ratio	24.88%	1.52%	to	100.00%

Top 5 States:	Prop Types:	Doc Types:	Appr Types:	Occ Codes	Delinq Status
CA: 32.73%	SinglFam: 77.15%	ALT DOCS: 43.71%	Full: 78.29%	Own: 98.96%	CURRENT: 99.72%
CO: 5.51%	PUD: 16.47%	FULL DOC: 26.92%	Drive By: 10.44%	Non: 0.71%	30 - 59 DAYS: 0.28%
FL: 4.63%	Lo Condo: 5.63%	SUPERSTREAMLI: 13.30%	Streamline: 6.66%	2nd: 0.34%	
IL: 4.38%	2-4Units: 0.76%	STREAMLI: 10.25%	Stated: 3.70%		
MI: 4.03%		REDUCED: 5.81%	AS400: 0.91%		

Summary of Mortgage Loans in Statistical Pool
(As of Statistical Pool Calculation Date)

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5 Yr Draw, 5 Yr Repay	100	$1,614,384	0.10
5 Yr Draw, 10 Yr Repay	107	$4,099,185	0.24
10 Yr Draw, 10 Yr Repay	981	$18,250,627	1.08
10 Yr Draw, 15 Yr Repay	63,533	$1,645,500,817	97.60
15 Yr Draw, 0 Yr Repay	159	$5,774,796	0.34
15 Yr Draw, 10 Yr Repay	299	$10,798,679	0.64
	65,179	$1,686,038,487	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $ 10,000	18,606	$65,675,401	3.90
$ 10,000.01 to $ 20,000	16,202	$249,845,918	14.82
$ 20,000.01 to $ 30,000	12,686	$319,672,050	18.96
$ 30,000.01 to $ 40,000	6,443	$224,779,369	13.33
$ 40,000.01 to $ 50,000	4,337	$198,041,446	11.75
$ 50,000.01 to $ 60,000	1,931	$106,565,030	6.32
$ 60,000.01 to $ 70,000	1,250	$81,493,829	4.83
$ 70,000.01 to $ 80,000	957	$72,083,290	4.28
$ 80,000.01 to $ 90,000	574	$48,936,138	2.90
$ 90,000.01 to $100,000	800	$77,879,447	4.62
$100,000.01 to $125,000	458	$51,623,290	3.06
$125,000.01 to $150,000	435	$61,546,659	3.65
$150,000.01 to $175,000	98	$15,900,659	0.94
$175,000.01 to $200,000	123	$23,549,037	1.40
$200,000.01 to $225,000	56	$11,964,451	0.71
$225,000.01 to $250,000	49	$11,799,176	0.70
$250,000.01 to $275,000	34	$8,976,101	0.53
$275,000.01 to $300,000	38	$11,191,160	0.66
$300,000.01 to $325,000	16	$4,997,973	0.30
$325,000.01 to $350,000	17	$5,792,918	0.34
$350,000.01 to $375,000	11	$4,017,922	0.24
$375,000.01 to $400,000	11	$4,334,415	0.26
$400,000.01 to $425,000	5	$2,081,020	0.12

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$425,000.01 to $450,000	10	$4,397,053	0.26
$450,000.01 to $475,000	2	$911,464	0.05
$475,000.01 to $500,000	18	$8,922,069	0.53
$500,000.01 to $525,000	1	$520,000	0.03
$575,000.01 to $600,000	2	$1,180,000	0.07
$625,000.01 to $650,000	2	$1,289,936	0.08
$675,000.01 to $700,000	2	$1,388,170	0.08
$775,000.01 to $800,000	1	$784,000	0.05
$825,000.01 to $850,000	1	$849,096	0.05
$975,000.01 to $1,000,000	2	$2,000,000	0.12
> $1,000,000	1	$1,050,000	0.06
	65,179	$1,686,038,487	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.501 - 3.000	7	$140,627	0.01
3.001 - 3.500	2	$78,537	0.00
3.501 - 4.000	29,421	$735,872,151	43.65
4.001 - 4.500	12,960	$307,667,655	18.25
4.501 - 5.000	3,918	$106,563,863	6.32
5.001 - 5.500	4,164	$115,323,135	6.84
5.501 - 6.000	8,830	$244,536,754	14.50
6.001 - 6.500	715	$22,189,364	1.32
6.501 - 7.000	1,869	$46,045,813	2.73
7.001 - 7.500	1,526	$57,633,807	3.42
7.501 - 8.000	682	$19,977,693	1.18
8.001 - 8.500	695	$19,149,739	1.14
8.501 - 9.000	161	$4,584,135	0.27
9.001 - 9.500	113	$3,016,165	0.18
9.501 - 10.000	35	$661,509	0.04
10.001 - 10.500	9	$166,418	0.01
10.501 - 11.000	57	$2,015,722	0.12
11.001 - 11.500	13	$362,352	0.02

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.501 - 12.000	1	$17,000	0.00
12.001 - 12.500	1	$36,049	0.00
	65,179	$1,686,038,487	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
109 - 120	100	$1,614,384	0.10
169 - 180	266	$9,873,980	0.59
229 - 240	981	$18,250,627	1.08
289 - 300	62,151	$1,614,029,648	95.73
301 - 312	1,681	$42,269,847	2.51
	55,179	$1,686,038,487	100.00

Combined Loan-to-Value Ratios

Range of CLTV's (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 -10.00	1	$3,429	0.00
10.01-20.00	28	$994,184	0.06
20.01-30.00	313	$11,908,046	0.71
30.01-40.00	678	$18,173,316	1.08
40.01-50.00	1,324	$37,859,121	2.25
50.01-60.00	2,349	$58,159,178	3.45
60.01-70.00	5,718	$153,718,580	9.12
70.01-80.00	9,668	$253,167,013	15.02
80.01-90.00	27,076	$617,886,615	36.65
90.01-100.00	18,024	$534,169,002	31.68
	65,179	$1,686,038,487	100.00

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	839	$16,618,117	0.99
AK	94	$2,700,431	0.16
AZ	2,206	$51,987,729	3.08
CA	15,989	$551,782,017	32.73
CO	3,310	$92,960,675	5.51
CT	570	$16,553,783	0.98
DE	106	$2,707,979	0.16
DC	47	$1,225,095	0.07
FL	3,490	$78,111,457	4.63
GA	1,894	$45,133,578	2.68
HI	392	$13,058,231	0.77
ID	746	$16,566,617	0.98
IL	3,038	$73,783,923	4.38
IN	1,017	$17,674,475	1.05
IA	322	$5,501,157	0.33
KS	787	$14,788,824	0.88
KY	383	$9,078,070	0.54
LA	521	$9,878,830	0.59
ME	204	$3,040,250	0.18
MD	1,101	$28,293,655	1.68
MA	1,601	$40,497,961	2.40
MI	3,288	$68,019,036	4.03
MN	790	$16,401,772	0.97
MS	199	$3,812,060	0.23
MO	1,213	$21,699,702	1.29
MT	290	$5,353,876	0.32
NE	181	$3,003,404	0.18
NV	915	$24,224,584	1.44
NH	433	$8,976,651	0.53
NJ	2,039	$55,918,837	3.32
NM	440	$8,520,292	0.51
NY	1,480	$40,028,990	2.37
NC	1,418	$30,185,209	1.79
ND	53	$1,206,901	0.07
OH	1,873	$33,062,798	1.96
OK	694	$13,819,591	0.82
OR	945	$22,038,377	1.31

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
PA	2,097	$43,770,504	2.60
RI	149	$3,009,790	0.18
SC	503	$10,368,668	0.61
SD	71	$1,009,662	0.06
TN	987	$18,622,249	1.10
TX	125	$3,091,768	0.18
UT	1,228	$31,959,479	1.90
VT	43	$722,732	0.04
VA	1,281	$30,182,283	1.79
WA	2,285	$64,743,739	3.84
WV	106	$1,798,880	0.11
WI	1,170	$21,994,253	1.30
WY	226	$6,549,543	0.39
	65,179	$1,686,038,487	100.00

FICO Ranges

Fico Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
841 - 850	2	$7,500	0.00
821 - 840	188	$2,558,349	0.15
801 - 820	1,480	$28,679,114	1.70
781 - 800	5,114	$111,263,599	6.60
761 - 780	8,141	$183,895,988	10.91
741 - 760	9,113	$223,094,015	13.23
721 - 740	9,487	$239,631,032	14.21
701 - 720	10,292	$279,374,948	16.57
681 - 700	8,366	$235,310,239	13.96
661 - 680	7,168	$218,568,618	12.96
641 - 660	3,346	$93,466,739	5.54
621 - 640	2,261	$62,792,170	3.72
601 - 620	188	$6,405,797	0.38
581 - 600	20	$648,503	0.04
561 - 580	5	$175,739	0.01
541 - 560	5	$107,060	0.01

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

FICO Ranges

Fico Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
520 or less	3	$59,075	0.00
	65,179	$1,686,038,487	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SinglFam	51,108	$1,300,770,346	77.15
PUD	9,425	$277,620,632	16.47
Lo Condo	4,131	$94,847,403	5.63
2-4Units	515	$12,800,107	0.76
	65,179	$1,686,038,487	100.00

Gross Margins

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
<0.0	2	$901	0.00
0.000	7,168	$201,805,635	11.97
0.001 - 0.250	954	$31,280,875	1.86
0.251 - 0.500	6,879	$185,784,927	11.02
0.501 - 0.750	266	$13,591,780	0.81
0.751 - 1.000	499	$24,010,147	1.42
1.001 - 1.250	3,058	$71,536,162	4.24
1.251 - 1.500	1,823	$40,497,237	2.40
1.501 - 1.750	1,179	$30,676,166	1.82
1.751 - 2.000	14,338	$284,476,102	16.87
2.001 - 2.250	5,013	$121,506,012	7.21
2.251 - 2.500	9,258	$284,309,726	16.86
2.501 - 2.750	807	$28,679,951	1.70
2.751 - 3.000	4,488	$107,370,990	6.37
3.001 - 3.250	801	$16,684,824	0.99
3.251 - 3.500	4,836	$149,871,910	8.89

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

Gross Margins

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.501 - 3.750	1,779	$42,295,693	2.51
3.751 - 4.000	250	$6,588,385	0.39
4.001 - 4.250	547	$13,450,226	0.80
4.251 - 4.500	178	$4,301,879	0.26
4.501 - 4.750	729	$19,842,130	1.18
4.751 - 5.000	193	$3,974,346	0.24
5.001 - 5.250	6	$64,829	0.00
5.251 - 5.500	45	$544,515	0.03
5.501 - 5.750	7	$180,774	0.01
5.751 - 6.000	1	$117,381	0.01
6.001 - 6.250	57	$2,006,582	0.12
6.251 - 6.500	15	$387,350	0.02
6.501 - 6.750	2	$165,000	0.01
7.501 - 7.750	1	$36,049	0.00
	65,179	$1,686,038,487	100.00

Utilization Range

Utilization Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.00%	8,384	$16	0.00
0.01% - 10.00%	1,556	$3,629,891	0.22
10.01% - 20.00%	1,612	$12,292,599	0.73
20.01% - 30.00%	1,921	$21,781,842	1.29
30.01% - 40.00%	2,308	$34,386,829	2.04
40.01% - 50.00%	2,670	$47,420,285	2.81
50.01% - 60.00%	2,558	$56,955,418	3.38
60.01% - 70.00%	2,982	$75,571,830	4.48
70.01% - 80.00%	3,297	$93,846,645	5.57
80.01% - 90.00%	3,697	$122,550,399	7.27
90.01% - 100.00%	34,194	$1,217,602,733	72.22
	65,179	$1,686,038,487	100.00

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
16	1,419	$30,185,209	1.79
17	3,619	$81,333,954	4.82
18	60,065	$1,572,005,078	93.24
21	70	$2,269,206	0.13
24	6	$245,040	0.01
	65,179	$1,686,038,487	100.00

Draw Limit Range

Draw Limt Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.00 to $ 10,000	3,112	$17,661,396	1.05
$ 10,000.01 to $ 20,000	18,983	$204,995,232	12.16
$ 20,000.01 to $ 30,000	16,728	$313,787,977	18.61
$ 30,000.01 to $ 40,000	8,486	$222,847,033	13.22
$ 40,000.01 to $ 50,000	7,156	$221,336,463	13.13
$ 50,000.01 to $ 60,000	2,450	$105,932,009	6.28
$ 60,000.01 to $ 70,000	1,647	$80,693,941	4.79
$ 70,000.01 to $ 80,000	1,442	$77,664,250	4.61
$ 80,000.01 to $ 90,000	858	$52,762,884	3.13
$ 90,000.01 to $100,000	2,010	$110,559,431	6.56
$100,000.01 to $125,000	557	$46,681,437	2.77
$125,000.01 to $150,000	821	$78,430,523	4.65
$150,000.01 to $175,000	152	$16,776,533	1.00
$175,000.01 to $200,000	242	$29,210,956	1.73
$200,000.01 to $225,000	64	$8,703,434	0.52
$225,000.01 to $250,000	102	$13,601,492	0.81
$250,000.01 to $275,000	60	$9,585,119	0.57
$275,000.01 to $300,000	105	$18,277,077	1.08
$300,000.01 to $325,000	20	$3,841,683	0.23
$325,000.01 to $350,000	32	$6,488,621	0.38
$350,000.01 to $375,000	14	$3,561,363	0.21
$375,000.01 to $400,000	27	$6,668,173	0.40
$400,000.01 to $425,000	4	$1,345,466	0.08
$425,000.01 to $450,000	13	$3,132,125	0.19

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

Draw Limit Range

Draw Limit Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$450,000.01 to $475,000	2	$292,761	0.02
$475,000.01 to $500,000	73	$20,708,142	1.23
$500,000.01 to $525,000	2	$815,754	0.05
$550,000.01 to $575,000	1	$221,602	0.01
$575,000.01 to $600,000	2	$600,000	0.04
$600,000.01 to $625,000	1	$303,839	0.02
$625,000.01 to $650,000	3	$1,677,481	0.10
$675,000.01 to $700,000	2	$1,388,170	0.08
$775,000.01 to $800,000	1	$784,000	0.05
$825,000.01 to $850,000	1	$849,096	0.05
$875,000.01 to $900,000	1	$40,000	0.00
$975,000.01 to $1,000,000	4	$2,763,022	0.16
> $1,000,000	1	$1,050,000	0.06
	65,179	$1,686,038,487	100.00

Lien Type

Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1st Liens	565	$48,430,253	2.87
2nd Liens	64,614	$1,637,608,234	97.13
	65,179	$1,686,038,487	100.00

Delinquency Status

Delinquency Status	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
CURRENT	65,001	$1,681,323,526	99.72
30 - 59 DAYS	178	$4,714,961	0.28
	65,179	$1,686,038,487	100.00

Summary of Mortgage Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

Origination Year

Year	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2001	55,884	$1,436,514,048	85.20
2002	9,295	$249,524,439	14.80
	65,179	$1,686,038,487	100.00

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:10:55

Bond: A21 Balance: 1,676,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
99-20	7.094	7.094	7.093	7.092	7.091	7.090	7.079	7.068	7.063	7.054
99-24	7.083	7.082	7.080	7.077	7.075	7.073	7.046	7.020	7.008	6.987
99-28	7.072	7.070	7.067	7.062	7.059	7.056	7.014	6.972	6.953	6.921
100- 0	7.060	7.059	7.054	7.047	7.043	7.039	6.982	6.924	6.899	6.854
100- 4	7.049	7.047	7.040	7.032	7.028	7.022	6.949	6.876	6.845	6.788
100- 8	7.038	7.035	7.027	7.018	7.012	7.005	6.917	6.828	6.790	6.722
100-12	7.026	7.023	7.014	7.003	6.996	6.988	6.885	6.781	6.736	6.655
100-16	7.015	7.011	7.001	6.988	6.980	6.971	6.852	6.733	6.682	6.589
100-20	7.004	7.000	6.988	6.973	6.964	6.954	6.820	6.686	6.628	6.523
100-24	6.993	6.988	6.975	6.959	6.949	6.937	6.788	6.638	6.574	6.458
100-28	6.982	6.976	6.962	6.944	6.933	6.921	6.756	6.591	6.520	6.392
101- 0	6.970	6.964	6.949	6.929	6.917	6.904	6.724	6.544	6.466	6.326
101- 4	6.959	6.953	6.936	6.915	6.902	6.887	6.692	6.497	6.412	6.261
101- 8	6.948	6.941	6.923	6.900	6.886	6.870	6.660	6.449	6.359	6.195
101-12	6.937	6.930	6.910	6.885	6.870	6.853	6.628	6.402	6.305	6.130
101-16	6.926	6.918	6.897	6.871	6.855	6.837	6.596	6.355	6.252	6.065
*101-20	6.915	6.906	6.885	6.856	6.839	6.820	6.564	6.309	6.198	6.000
101-24	6.904	6.895	6.872	6.842	6.824	6.803	6.533	6.262	6.145	5.935
101-28	6.893	6.883	6.859	6.827	6.808	6.787	6.501	6.215	6.092	5.870
102- 0	6.882	6.872	6.846	6.813	6.793	6.770	6.469	6.168	6.039	5.805
102- 4	6.871	6.860	6.833	6.798	6.777	6.754	6.438	6.122	5.986	5.741
102- 8	6.860	6.849	6.821	6.784	6.762	6.737	6.406	6.075	5.933	5.676
102-12	6.849	6.837	6.808	6.769	6.747	6.720	6.375	6.029	5.880	5.611
102-16	6.838	6.826	6.795	6.755	6.731	6.704	6.343	5.982	5.827	5.547
AVG LIFE	22.29	20.20	16.35	13.22	11.90	10.69	4.64	2.97	2.58	2.08
DURATION	11.06	10.58	9.52	8.42	7.88	7.34	3.85	2.61	2.29	1.88
FIRST PAY	11/23	9/21	11/17	11/14	7/13	5/12	10/06	2/05	10/04	4/04
LAST PAY	3/25	2/23	4/19	1/16	9/14	6/13	12/06	3/05	10/04	4/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:10:55

Bond: A21 Balance: 1,676,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
102-20	6.827	6.815	6.782	6.741	6.716	6.687	6.312	5.936	5.774	5.483
102-24	6.816	6.803	6.770	6.726	6.700	6.671	6.280	5.890	5.722	5.419
102-28	6.805	6.792	6.757	6.712	6.685	6.655	6.249	5.844	5.669	5.355
103- 0	6.794	6.781	6.744	6.698	6.670	6.638	6.218	5.797	5.617	5.291
103- 4	6.783	6.769	6.732	6.683	6.655	6.622	6.187	5.751	5.564	5.227
103- 8	6.773	6.758	6.719	6.669	6.639	6.605	6.155	5.705	5.512	5.163
103-12	6.762	6.747	6.707	6.655	6.624	6.589	6.124	5.660	5.460	5.099
103-16	6.751	6.735	6.694	6.641	6.609	6.573	6.093	5.614	5.408	5.036
AVG LIFE	22.29	20.20	16.35	13.22	11.90	10.69	4.64	2.97	2.58	2.08
DURATION	11.06	10.58	9.52	8.42	7.88	7.34	3.85	2.61	2.29	1.88
FIRST PAY	11/23	9/21	11/17	11/14	7/13	5/12	10/06	2/05	10/04	4/04
LAST PAY	3/25	2/23	4/19	1/16	9/14	6/13	12/06	3/05	10/04	4/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:11:18

Bond: A22 Balance: 1,026,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
99-20	7.095	7.094	7.094	7.092	7.092	7.091	7.080	7.068	7.063	7.055
99-24	7.083	7.083	7.081	7.078	7.077	7.075	7.048	7.022	7.010	6.991
99-28	7.072	7.071	7.068	7.064	7.061	7.059	7.016	6.975	6.956	6.926
100- 0	7.061	7.060	7.055	7.050	7.046	7.043	6.985	6.928	6.903	6.862
100- 4	7.050	7.048	7.043	7.036	7.031	7.026	6.953	6.881	6.849	6.797
100- 8	7.039	7.037	7.030	7.021	7.016	7.010	6.922	6.835	6.796	6.733
100-12	7.028	7.025	7.017	7.007	7.001	6.994	6.890	6.788	6.742	6.669
100-16	7.017	7.014	7.005	6.993	6.986	6.978	6.859	6.742	6.689	6.605
100-20	7.006	7.002	6.992	6.979	6.971	6.962	6.827	6.696	6.636	6.541
100-24	6.995	6.991	6.980	6.965	6.956	6.946	6.796	6.649	6.583	6.477
100-28	6.984	6.979	6.967	6.951	6.941	6.930	6.765	6.603	6.530	6.414
101- 0	6.973	6.968	6.955	6.937	6.927	6.915	6.734	6.557	6.477	6.350
101- 4	6.962	6.957	6.942	6.923	6.912	6.899	6.703	6.511	6.425	6.287
101- 8	6.951	6.945	6.930	6.909	6.897	6.883	6.671	6.465	6.372	6.223
101-12	6.940	6.934	6.917	6.895	6.882	6.867	6.640	6.419	6.319	6.160
101-16	6.929	6.923	6.905	6.881	6.867	6.851	6.609	6.373	6.267	6.097
*101-20	6.918	6.911	6.893	6.867	6.852	6.835	6.578	6.327	6.214	6.034
101-24	6.908	6.900	6.880	6.854	6.838	6.820	6.548	6.282	6.162	5.971
101-28	6.897	6.889	6.868	6.840	6.823	6.804	6.517	6.236	6.110	5.908
102- 0	6.886	6.878	6.855	6.826	6.808	6.788	6.486	6.190	6.057	5.845
102- 4	6.875	6.867	6.843	6.812	6.794	6.772	6.455	6.145	6.005	5.782
102- 8	6.865	6.855	6.831	6.798	6.779	6.757	6.424	6.100	5.953	5.720
102-12	6.854	6.844	6.819	6.785	6.764	6.741	6.394	6.054	5.901	5.657
102-16	6.843	6.833	6.806	6.771	6.750	6.726	6.363	6.009	5.849	5.595
AVG LIFE	23.40	21.41	17.54	14.29	12.90	11.63	4.78	3.05	2.63	2.15
DURATION	11.28	10.87	9.88	8.82	8.29	7.76	3.95	2.68	2.33	1.94
FIRST PAY	3/25	2/23	4/19	1/16	9/14	6/13	12/06	3/05	10/04	4/04
LAST PAY	1/26	2/24	4/20	12/16	7/15	4/14	1/07	4/05	11/04	5/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:11:18

Bond: A22 Balance: 1,026,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
102-20	6.832	6.822	6.794	6.757	6.735	6.710	6.332	5.964	5.798	5.532
102-24	6.822	6.811	6.782	6.744	6.721	6.694	6.302	5.919	5.746	5.470
102-28	6.811	6.800	6.770	6.730	6.706	6.679	6.271	5.873	5.694	5.408
103- 0	6.800	6.789	6.758	6.716	6.692	6.663	6.241	5.828	5.643	5.346
103- 4	6.790	6.778	6.745	6.703	6.677	6.648	6.210	5.783	5.591	5.284
103- 8	6.779	6.767	6.733	6.689	6.663	6.632	6.180	5.739	5.540	5.222
103-12	6.769	6.756	6.721	6.675	6.648	6.617	6.150	5.694	5.488	5.161
103-16	6.758	6.745	6.709	6.662	6.634	6.602	6.119	5.649	5.437	5.099
AVG LIFE	23.40	21.41	17.54	14.29	12.90	11.63	4.78	3.05	2.63	2.15
DURATION	11.28	10.87	9.88	8.82	8.29	7.76	3.95	2.68	2.33	1.94
FIRST PAY	3/25	2/23	4/19	1/16	9/14	6/13	12/06	3/05	10/04	4/04
LAST PAY	1/26	2/24	4/20	12/16	7/15	4/14	1/07	4/05	11/04	5/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:11:40

Bond: A23 Balance: 2,375,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
99-20	7.095	7.095	7.094	7.093	7.093	7.092	7.080	7.069	7.064	7.056
99-24	7.084	7.083	7.082	7.080	7.078	7.077	7.050	7.024	7.012	6.991
99-28	7.073	7.072	7.070	7.066	7.064	7.062	7.019	6.978	6.960	6.927
100- 0	7.062	7.061	7.058	7.053	7.050	7.047	6.989	6.933	6.907	6.863
100- 4	7.051	7.050	7.046	7.040	7.036	7.032	6.958	6.887	6.855	6.799
100- 8	7.041	7.039	7.034	7.027	7.022	7.017	6.928	6.842	6.803	6.735
100-12	7.030	7.028	7.022	7.013	7.008	7.003	6.898	6.797	6.751	6.671
100-16	7.019	7.017	7.010	7.000	6.994	6.988	6.868	6.752	6.699	6.608
100-20	7.008	7.006	6.998	6.987	6.981	6.973	6.837	6.707	6.647	6.544
100-24	6.998	6.995	6.986	6.974	6.967	6.958	6.807	6.661	6.595	6.481
100-28	6.987	6.984	6.974	6.961	6.953	6.944	6.777	6.617	6.544	6.417
101- 0	6.976	6.973	6.962	6.948	6.939	6.929	6.747	6.572	6.492	6.354
101- 4	6.966	6.962	6.950	6.935	6.925	6.914	6.717	6.527	6.440	6.291
101- 8	6.955	6.951	6.938	6.922	6.911	6.900	6.687	6.482	6.389	6.228
101-12	6.944	6.940	6.927	6.908	6.898	6.885	6.657	6.437	6.338	6.165
101-16	6.934	6.929	6.915	6.895	6.884	6.871	6.627	6.393	6.286	6.102
*101-20	6.923	6.918	6.903	6.882	6.870	6.856	6.597	6.348	6.235	6.039
101-24	6.913	6.907	6.891	6.870	6.856	6.841	6.567	6.304	6.184	5.977
101-28	6.902	6.896	6.879	6.857	6.843	6.827	6.537	6.259	6.133	5.914
102- 0	6.891	6.885	6.868	6.844	6.829	6.812	6.508	6.215	6.082	5.852
102- 4	6.881	6.875	6.856	6.831	6.815	6.798	6.478	6.171	6.031	5.789
102- 8	6.870	6.864	6.844	6.818	6.802	6.783	6.448	6.126	5.980	5.727
102-12	6.860	6.853	6.833	6.805	6.788	6.769	6.419	6.082	5.929	5.665
102-16	6.850	6.842	6.821	6.792	6.775	6.755	6.389	6.038	5.879	5.603
AVG LIFE	24.99	23.23	19.48	16.09	14.59	13.22	4.99	3.15	2.69	2.16
DURATION	11.58	11.25	10.40	9.43	8.92	8.41	4.10	2.75	2.39	1.95
FIRST PAY	1/26	2/24	4/20	12/16	7/15	4/14	1/07	4/05	11/04	5/04
LAST PAY	6/28	11/26	5/23	11/19	4/18	11/16	5/07	6/05	12/04	5/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:11:40

Bond: A23 Balance: 2,375,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
102-20	6.839	6.831	6.810	6.779	6.761	6.740	6.360	5.994	5.828	5.541
102-24	6.829	6.821	6.798	6.767	6.748	6.726	6.330	5.950	5.778	5.479
102-28	6.818	6.810	6.786	6.754	6.734	6.712	6.301	5.906	5.727	5.417
103- 0	6.808	6.799	6.775	6.741	6.721	6.697	6.271	5.862	5.677	5.355
103- 4	6.798	6.789	6.763	6.728	6.707	6.683	6.242	5.819	5.627	5.294
103- 8	6.787	6.778	6.752	6.716	6.694	6.669	6.213	5.775	5.576	5.232
103-12	6.777	6.768	6.740	6.703	6.680	6.655	6.184	5.731	5.526	5.171
103-16	6.767	6.757	6.729	6.690	6.667	6.640	6.154	5.688	5.476	5.110
AVG LIFE	24.99	23.23	19.48	16.09	14.59	13.22	4.99	3.15	2.69	2.16
DURATION	11.58	11.25	10.40	9.43	8.92	8.41	4.10	2.75	2.39	1.95
FIRST PAY	1/26	2/24	4/20	12/16	7/15	4/14	1/07	4/05	11/04	5/04
LAST PAY	6/28	11/26	5/23	11/19	4/18	11/16	5/07	6/05	12/04	5/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:12:03

Bond: A24 Balance: 2,878,019 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
99-20	7.095	7.095	7.095	7.094	7.094	7.094	7.082	7.071	7.066	7.057
99-24	7.085	7.084	7.084	7.083	7.082	7.081	7.054	7.028	7.016	6.995
99-28	7.074	7.074	7.073	7.071	7.070	7.069	7.025	6.984	6.965	6.933
100- 0	7.064	7.063	7.062	7.059	7.058	7.056	6.997	6.941	6.915	6.871
100- 4	7.053	7.053	7.051	7.048	7.046	7.044	6.969	6.898	6.865	6.809
100- 8	7.043	7.042	7.040	7.036	7.034	7.031	6.941	6.855	6.815	6.747
100-12	7.033	7.032	7.029	7.025	7.022	7.019	6.913	6.811	6.765	6.686
100-16	7.022	7.021	7.018	7.013	7.010	7.006	6.885	6.768	6.715	6.624
100-20	7.012	7.011	7.007	7.002	6.998	6.994	6.857	6.725	6.666	6.563
100-24	7.002	7.000	6.997	6.990	6.986	6.982	6.829	6.683	6.616	6.501
100-28	6.991	6.990	6.986	6.979	6.974	6.969	6.801	6.640	6.566	6.440
101- 0	6.981	6.980	6.975	6.967	6.963	6.957	6.773	6.597	6.517	6.379
101- 4	6.971	6.969	6.964	6.956	6.951	6.945	6.745	6.554	6.467	6.318
101- 8	6.961	6.959	6.953	6.945	6.939	6.933	6.717	6.512	6.418	6.257
101-12	6.950	6.949	6.943	6.933	6.927	6.920	6.690	6.469	6.369	6.196
101-16	6.940	6.938	6.932	6.922	6.916	6.908	6.662	6.427	6.320	6.135
*101-20	6.930	6.928	6.921	6.911	6.904	6.896	6.634	6.384	6.270	6.074
101-24	6.920	6.918	6.911	6.899	6.892	6.884	6.607	6.342	6.221	6.014
101-28	6.910	6.907	6.900	6.888	6.880	6.872	6.579	6.300	6.172	5.953
102- 0	6.900	6.897	6.889	6.877	6.869	6.859	6.552	6.257	6.123	5.893
102- 4	6.889	6.887	6.879	6.866	6.857	6.847	6.524	6.215	6.075	5.833
102- 8	6.879	6.877	6.868	6.854	6.846	6.835	6.497	6.173	6.026	5.772
102-12	6.869	6.867	6.858	6.843	6.834	6.823	6.469	6.131	5.977	5.712
102-16	6.859	6.856	6.847	6.832	6.822	6.811	6.442	6.089	5.928	5.652
AVG LIFE	27.94	27.03	24.51	21.49	19.95	18.45	5.48	3.32	2.82	2.24
DURATION	12.04	11.90	11.46	10.82	10.45	10.04	4.43	2.89	2.49	2.02
FIRST PAY	6/28	11/26	5/23	11/19	4/18	11/16	5/07	6/05	12/04	5/04
LAST PAY	1/32	1/32	1/32	1/32	1/32	1/32	1/08	8/05	2/05	6/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:12:03

Bond: A24 Balance: 2,878,019 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
102-20	6.849	6.846	6.836	6.821	6.811	6.799	6.414	6.047	5.880	5.592
102-24	6.839	6.836	6.826	6.810	6.799	6.787	6.387	6.005	5.831	5.532
102-28	6.829	6.826	6.815	6.799	6.788	6.775	6.360	5.963	5.783	5.473
103- 0	6.819	6.816	6.805	6.788	6.776	6.763	6.333	5.922	5.735	5.413
103- 4	6.809	6.806	6.795	6.776	6.765	6.751	6.306	5.880	5.687	5.353
103- 8	6.800	6.796	6.784	6.765	6.753	6.739	6.278	5.838	5.638	5.294
103-12	6.790	6.786	6.774	6.754	6.742	6.727	6.251	5.797	5.590	5.235
103-16	6.780	6.776	6.763	6.743	6.731	6.716	6.224	5.755	5.542	5.175
AVG LIFE	27.94	27.03	24.51	21.49	19.95	18.45	5.48	3.32	2.82	2.24
DURATION	12.04	11.90	11.46	10.82	10.45	10.04	4.43	2.89	2.49	2.02
FIRST PAY	6/28	11/26	5/23	11/19	4/18	11/16	5/07	6/05	12/04	5/04
LAST PAY	1/32	1/32	1/32	1/32	1/32	1/32	1/08	8/05	2/05	6/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:07:25

Bond: A17 Balance: 1,672,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
99-20	7.092	7.091	7.089	7.087	7.086	7.084	7.072	7.060	7.055	7.046
99-24	7.078	7.076	7.071	7.065	7.062	7.059	7.031	7.002	6.991	6.970
99-28	7.064	7.061	7.052	7.043	7.039	7.034	6.989	6.944	6.927	6.893
100- 0	7.050	7.045	7.034	7.021	7.015	7.009	6.948	6.887	6.862	6.817
100- 4	7.036	7.030	7.015	6.999	6.992	6.984	6.907	6.829	6.798	6.741
100- 8	7.022	7.014	6.997	6.978	6.968	6.959	6.865	6.771	6.734	6.664
100-12	7.008	6.999	6.979	6.956	6.945	6.934	6.824	6.714	6.670	6.588
100-16	6.994	6.984	6.960	6.934	6.922	6.909	6.783	6.656	6.606	6.512
100-20	6.980	6.968	6.942	6.913	6.898	6.884	6.742	6.599	6.542	6.437
100-24	6.966	6.953	6.924	6.891	6.875	6.860	6.701	6.542	6.479	6.361
100-28	6.952	6.938	6.905	6.870	6.852	6.835	6.660	6.485	6.415	6.285
101- 0	6.938	6.923	6.887	6.848	6.829	6.810	6.619	6.427	6.352	6.210
101- 4	6.924	6.908	6.869	6.826	6.806	6.785	6.579	6.370	6.288	6.135
101- 8	6.910	6.892	6.851	6.805	6.783	6.761	6.538	6.314	6.225	6.060
101-12	6.896	6.877	6.833	6.784	6.759	6.736	6.497	6.257	6.162	5.985
101-16	6.882	6.862	6.815	6.762	6.736	6.711	6.456	6.200	6.099	5.910
*101-20	6.868	6.847	6.797	6.741	6.713	6.687	6.416	6.143	6.036	5.835
101-24	6.855	6.832	6.778	6.719	6.690	6.662	6.375	6.087	5.973	5.760
101-28	6.841	6.817	6.760	6.698	6.668	6.638	6.335	6.030	5.910	5.686
102- 0	6.827	6.802	6.742	6.677	6.645	6.613	6.295	5.974	5.847	5.611
102- 4	6.813	6.787	6.725	6.656	6.622	6.589	6.254	5.918	5.785	5.537
102- 8	6.800	6.772	6.707	6.634	6.599	6.565	6.214	5.862	5.722	5.463
102-12	6.786	6.757	6.689	6.613	6.576	6.540	6.174	5.805	5.660	5.389
102-16	6.772	6.742	6.671	6.592	6.553	6.516	6.134	5.749	5.598	5.315
AVG LIFE	14.41	12.47	9.53	7.58	6.90	6.35	3.50	2.41	2.15	1.79
DURATION	8.86	8.11	6.77	5.73	5.33	4.99	3.02	2.16	1.94	1.64
FIRST PAY	9/15	10/13	1/11	4/09	9/08	3/08	7/05	7/04	4/04	12/03
LAST PAY	8/17	8/15	7/12	5/10	7/09	12/08	11/05	9/04	6/04	1/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:07:25

Bond: A17 Balance: 1,672,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
102-20	6.759	6.727	6.653	6.571	6.531	6.492	6.094	5.694	5.536	5.241
102-24	6.745	6.712	6.635	6.550	6.508	6.468	6.054	5.638	5.474	5.167
102-28	6.732	6.697	6.617	6.529	6.485	6.443	6.014	5.582	5.412	5.094
103- 0	6.718	6.683	6.600	6.508	6.463	6.419	5.974	5.526	5.350	5.020
103- 4	6.704	6.668	6.582	6.487	6.440	6.395	5.934	5.471	5.288	4.947
103- 8	6.691	6.653	6.564	6.466	6.418	6.371	5.894	5.415	5.226	4.873
103-12	6.677	6.638	6.546	6.445	6.395	6.347	5.854	5.360	5.165	4.800
103-16	6.664	6.624	6.529	6.424	6.373	6.323	5.815	5.304	5.103	4.727
AVG LIFE	14.41	12.47	9.53	7.58	6.90	6.35	3.50	2.41	2.15	1.79
DURATION	8.86	8.11	6.77	5.73	5.33	4.99	3.02	2.16	1.94	1.64
FIRST PAY	9/15	10/13	1/11	4/09	9/08	3/08	7/05	7/04	4/04	12/03
LAST PAY	8/17	8/15	7/12	5/10	7/09	12/08	11/05	9/04	6/04	1/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:07:47

Bond: A18 Balance: 3,653,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
99-20	7.093	7.093	7.091	7.089	7.088	7.087	7.075	7.064	7.059	7.050
99-24	7.081	7.079	7.075	7.071	7.068	7.065	7.038	7.010	6.999	6.979
99-28	7.068	7.066	7.059	7.052	7.048	7.044	7.001	6.957	6.939	6.908
100- 0	7.055	7.052	7.044	7.034	7.028	7.022	6.964	6.904	6.880	6.837
100- 4	7.043	7.038	7.028	7.015	7.008	7.001	6.927	6.851	6.820	6.766
100- 8	7.030	7.025	7.012	6.997	6.988	6.979	6.890	6.797	6.760	6.695
100-12	7.017	7.011	6.996	6.978	6.968	6.958	6.853	6.744	6.701	6.624
100-16	7.005	6.998	6.981	6.960	6.948	6.936	6.816	6.692	6.642	6.553
100-20	6.992	6.984	6.965	6.941	6.928	6.915	6.779	6.639	6.583	6.483
100-24	6.980	6.971	6.949	6.923	6.908	6.893	6.742	6.586	6.523	6.412
100-28	6.967	6.957	6.934	6.905	6.888	6.872	6.706	6.533	6.464	6.342
101- 0	6.954	6.944	6.918	6.886	6.869	6.851	6.669	6.481	6.405	6.272
101- 4	6.942	6.930	6.902	6.868	6.849	6.830	6.632	6.428	6.347	6.202
101- 8	6.929	6.917	6.887	6.850	6.829	6.808	6.596	6.376	6.288	6.132
101-12	6.917	6.904	6.871	6.832	6.809	6.787	6.559	6.324	6.229	6.062
101-16	6.905	6.890	6.856	6.813	6.790	6.766	6.523	6.271	6.171	5.992
*101-20	6.892	6.877	6.840	6.795	6.770	6.745	6.487	6.219	6.112	5.923
101-24	6.880	6.864	6.825	6.777	6.750	6.724	6.450	6.167	6.054	5.853
101-28	6.867	6.850	6.809	6.759	6.731	6.703	6.414	6.115	5.996	5.784
102- 0	6.855	6.837	6.794	6.741	6.711	6.682	6.378	6.063	5.937	5.714
102- 4	6.843	6.824	6.779	6.723	6.692	6.661	6.342	6.011	5.879	5.645
102- 8	6.830	6.811	6.763	6.705	6.672	6.640	6.305	5.960	5.821	5.576
102-12	6.818	6.798	6.748	6.687	6.653	6.619	6.269	5.908	5.763	5.507
102-16	6.806	6.784	6.733	6.669	6.633	6.598	6.233	5.856	5.706	5.438
AVG LIFE	17.52	15.40	12.00	9.49	8.50	7.70	3.96	2.64	2.33	1.93
DURATION	9.86	9.20	7.91	6.75	6.23	5.79	3.37	2.35	2.09	1.76
FIRST PAY	8/17	8/15	7/12	5/10	7/09	12/08	11/05	9/04	6/04	1/04
LAST PAY	3/21	1/19	6/15	9/12	7/11	8/10	5/06	12/04	8/04	3/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:07:47

Bond: A18 Balance: 3,653,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
102-20	6.794	6.771	6.717	6.651	6.614	6.577	6.197	5.805	5.648	5.370
102-24	6.781	6.758	6.702	6.633	6.595	6.556	6.162	5.753	5.590	5.301
102-28	6.769	6.745	6.687	6.615	6.575	6.535	6.126	5.702	5.533	5.232
103- 0	6.757	6.732	6.672	6.597	6.556	6.515	6.090	5.651	5.475	5.164
103- 4	6.745	6.719	6.657	6.580	6.537	6.494	6.054	5.600	5.418	5.096
103- 8	6.733	6.706	6.641	6.562	6.517	6.473	6.018	5.548	5.360	5.027
103-12	6.721	6.693	6.626	6.544	6.498	6.452	5.983	5.497	5.303	4.959
103-16	6.708	6.680	6.611	6.526	6.479	6.432	5.947	5.446	5.246	4.891
AVG LIFE	17.52	15.40	12.00	9.49	8.50	7.70	3.96	2.64	2.33	1.93
DURATION	9.86	9.20	7.91	6.75	6.23	5.79	3.37	2.35	2.09	1.76
FIRST PAY	8/17	8/15	7/12	5/10	7/09	12/08	11/05	9/04	6/04	1/04
LAST PAY	3/21	1/19	6/15	9/12	7/11	8/10	5/06	12/04	8/04	3/04

CMO Desk **Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's**

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:08:10

Bond: A19 Balance: 2,408,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
99-20	7.094	7.094	7.092	7.091	7.090	7.089	7.077	7.066	7.061	7.052
99-24	7.082	7.081	7.078	7.074	7.072	7.069	7.042	7.015	7.003	6.983
99-28	7.070	7.068	7.063	7.057	7.054	7.050	7.008	6.964	6.946	6.914
100- 0	7.058	7.055	7.049	7.041	7.036	7.030	6.973	6.914	6.889	6.845
100- 4	7.046	7.043	7.034	7.024	7.018	7.011	6.938	6.863	6.832	6.776
100- 8	7.034	7.030	7.020	7.007	7.000	6.991	6.904	6.813	6.775	6.708
100-12	7.022	7.017	7.006	6.991	6.982	6.972	6.869	6.762	6.718	6.639
100-16	7.010	7.005	6.991	6.974	6.964	6.953	6.835	6.712	6.661	6.571
100-20	6.998	6.992	6.977	6.958	6.946	6.933	6.800	6.662	6.604	6.502
100-24	6.987	6.980	6.963	6.941	6.928	6.914	6.766	6.612	6.547	6.434
100-28	6.975	6.967	6.948	6.925	6.911	6.895	6.731	6.562	6.491	6.366
101- 0	6.963	6.955	6.934	6.908	6.893	6.876	6.697	6.512	6.434	6.298
101- 4	6.951	6.942	6.920	6.892	6.875	6.857	6.663	6.462	6.378	6.230
101- 8	6.939	6.930	6.906	6.876	6.858	6.838	6.629	6.412	6.322	6.162
101-12	6.928	6.917	6.892	6.859	6.840	6.818	6.594	6.362	6.265	6.095
101-16	6.916	6.905	6.877	6.843	6.822	6.799	6.560	6.313	6.209	6.027
*101-20	6.904	6.893	6.863	6.827	6.805	6.780	6.526	6.263	6.153	5.960
101-24	6.893	6.880	6.849	6.810	6.787	6.761	6.492	6.214	6.097	5.892
101-28	6.881	6.868	6.835	6.794	6.770	6.742	6.458	6.164	6.041	5.825
102- 0	6.869	6.855	6.821	6.778	6.752	6.723	6.424	6.115	5.985	5.758
102- 4	6.858	6.843	6.807	6.762	6.735	6.705	6.391	6.066	5.930	5.691
102- 8	6.846	6.831	6.793	6.745	6.717	6.686	6.357	6.017	5.874	5.624
102-12	6.834	6.819	6.779	6.729	6.700	6.667	6.323	5.967	5.819	5.557
102-16	6.823	6.806	6.765	6.713	6.682	6.648	6.289	5.918	5.763	5.491
AVG LIFE	19.72	17.55	13.88	11.07	9.90	8.86	4.28	2.79	2.44	2.00
DURATION	10.47	9.88	8.67	7.51	6.96	6.43	3.60	2.47	2.18	1.82
FIRST PAY	3/21	1/19	6/15	9/12	7/11	8/10	5/06	12/04	8/04	3/04
LAST PAY	9/22	7/20	10/16	11/13	9/12	7/11	8/06	1/05	9/04	4/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:08:10

Bond: A19 Balance: 2,408,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
102-20	6.811	6.794	6.751	6.697	6.665	6.629	6.256	5.869	5.708	5.424
102-24	6.800	6.782	6.737	6.681	6.648	6.610	6.222	5.821	5.653	5.358
102-28	6.788	6.770	6.723	6.665	6.630	6.592	6.188	5.772	5.597	5.291
103- 0	6.777	6.758	6.709	6.649	6.613	6.573	6.155	5.723	5.542	5.225
103- 4	6.765	6.745	6.696	6.633	6.596	6.554	6.122	5.674	5.487	5.159
103- 8	6.754	6.733	6.682	6.617	6.578	6.536	6.088	5.626	5.432	5.093
103-12	6.743	6.721	6.668	6.601	6.561	6.517	6.055	5.577	5.377	5.027
103-16	6.731	6.709	6.654	6.585	6.544	6.498	6.022	5.529	5.323	4.961
AVG LIFE	19.72	17.55	13.88	11.07	9.90	8.86	4.28	2.79	2.44	2.00
DURATION	10.47	9.88	8.67	7.51	6.96	6.43	3.60	2.47	2.18	1.82
FIRST PAY	3/21	1/19	6/15	9/12	7/11	8/10	5/06	12/04	8/04	3/04
LAST PAY	9/22	7/20	10/16	11/13	9/12	7/11	8/06	1/05	9/04	4/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:08:32

Bond: A20 Balance: 1,576,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
99-20	7.094	7.094	7.093	7.091	7.090	7.089	7.078	7.067	7.062	7.054
99-24	7.083	7.082	7.079	7.076	7.074	7.071	7.045	7.018	7.005	6.987
99-28	7.071	7.069	7.065	7.060	7.057	7.053	7.011	6.968	6.949	6.921
100- 0	7.059	7.057	7.051	7.044	7.040	7.035	6.978	6.919	6.893	6.854
100- 4	7.048	7.045	7.038	7.029	7.023	7.017	6.944	6.870	6.837	6.788
100- 8	7.036	7.033	7.024	7.013	7.006	6.999	6.911	6.822	6.781	6.722
100-12	7.025	7.021	7.010	6.997	6.990	6.981	6.877	6.773	6.726	6.655
100-16	7.013	7.008	6.997	6.982	6.973	6.963	6.844	6.724	6.670	6.589
100-20	7.002	6.996	6.983	6.966	6.956	6.945	6.811	6.675	6.614	6.523
100-24	6.990	6.984	6.970	6.951	6.940	6.927	6.778	6.627	6.559	6.458
100-28	6.979	6.972	6.956	6.935	6.923	6.909	6.745	6.578	6.503	6.392
101- 0	6.967	6.960	6.942	6.920	6.906	6.891	6.712	6.530	6.448	6.326
101- 4	6.956	6.948	6.929	6.904	6.890	6.873	6.679	6.482	6.393	6.261
101- 8	6.944	6.936	6.915	6.889	6.873	6.855	6.646	6.433	6.338	6.195
101-12	6.933	6.924	6.902	6.874	6.857	6.837	6.613	6.385	6.282	6.130
101-16	6.921	6.912	6.888	6.858	6.840	6.820	6.580	6.337	6.227	6.065
*101-20	6.910	6.900	6.875	6.843	6.824	6.802	6.547	6.289	6.173	6.000
101-24	6.899	6.888	6.862	6.827	6.807	6.784	6.514	6.241	6.118	5.935
101-28	6.887	6.876	6.848	6.812	6.791	6.766	6.481	6.193	6.063	5.870
102- 0	6.876	6.865	6.835	6.797	6.774	6.749	6.449	6.145	6.008	5.805
102- 4	6.865	6.853	6.821	6.782	6.758	6.731	6.416	6.098	5.954	5.741
102- 8	6.854	6.841	6.808	6.766	6.742	6.713	6.384	6.050	5.899	5.676
102-12	6.842	6.829	6.795	6.751	6.725	6.696	6.351	6.002	5.845	5.611
102-16	6.831	6.817	6.782	6.736	6.709	6.678	6.319	5.955	5.791	5.547
AVG LIFE	21.06	18.91	15.13	12.15	10.90	9.76	4.46	2.89	2.50	2.08
DURATION	10.79	10.26	9.11	7.98	7.43	6.89	3.73	2.55	2.23	1.88
FIRST PAY	9/22	7/20	10/16	11/13	9/12	7/11	8/06	1/05	9/04	4/04
LAST PAY	11/23	9/21	11/17	11/14	7/13	5/12	10/06	2/05	10/04	4/04

CMO Desk

Yields Given Prices Report WAMMS02-2G1AR8 30 year 6.5's

User ID: mflynn2 Deals Directory: /home/mflynn2/intexdeals Date: 03/13/2002 16:08:32

Bond: A20 Balance: 1,576,000 Coupon: 7.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 3/01/2002
Settlement Date: 3/28/2002 WHOLE 30 year WAC: 7.05 WAM: 358.00

Months 480	PSA 125	PSA 150	PSA 200	PSA 250	PSA 275	PSA 300	PSA 600	PSA 1000	PSA 1200	PSA 1600
102-20	6.820	6.805	6.768	6.721	6.693	6.661	6.286	5.907	5.736	5.483
102-24	6.809	6.794	6.755	6.706	6.677	6.643	6.254	5.860	5.682	5.419
102-28	6.798	6.782	6.742	6.691	6.660	6.626	6.221	5.813	5.628	5.355
103- 0	6.787	6.770	6.729	6.676	6.644	6.608	6.189	5.765	5.574	5.291
103- 4	6.775	6.759	6.715	6.661	6.628	6.591	6.157	5.718	5.520	5.227
103- 8	6.764	6.747	6.702	6.646	6.612	6.573	6.125	5.671	5.466	5.163
103-12	6.753	6.735	6.689	6.631	6.596	6.556	6.093	5.624	5.413	5.099
103-16	6.742	6.724	6.676	6.616	6.580	6.539	6.060	5.577	5.359	5.036
AVG LIFE	21.06	18.91	15.13	12.15	10.90	9.76	4.46	2.89	2.50	2.08
DURATION	10.79	10.26	9.11	7.98	7.43	6.89	3.73	2.55	2.23	1.88
FIRST PAY	9/22	7/20	10/16	11/13	9/12	7/11	8/06	1/05	9/04	4/04
LAST PAY	11/23	9/21	11/17	11/14	7/13	5/12	10/06	2/05	10/04	4/04